May 27, 2016

Via EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products, Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ferrellgas, L.P. and Ferrellgas Finance Corp. (collectively, the “Issuers”)

Registration Statement on Form S-4, filed on April 1, 2016

File No. 333-210534

Dear Ms. Ransom:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) the Issuers’ outstanding unregistered 6.75% Senior Notes due 2023, issued upon original issue on June 8, 2015 (the “Old Notes”), for the Issuers’ 6.75% Senior Notes due 2023 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement. The Issuers hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).  The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Issuers to maintain an “evergreen” registration statement.  Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced Registration Statement.

The Issuers have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuers’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuers will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that the broker-dealer has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the New Notes.

Very truly yours,

Ferrellgas, L.P.
By: Ferrellgas, Inc., its general partner

By:	/s/ Alan C. Heitmann
Name:	Alan C. Heitmann
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Ferrellgas Finance Corp.

By:	/s/ Alan C. Heitmann
Name:	Alan C. Heitmann
Title:	Chief Financial Officer

[Exxon Capital Letter to SEC]